SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)

BADGER PAPER MILLS, INC.
(Name of Subject Company (Issuer))

BOMARKO, INC. (Offeror)
JAMES D. AZZAR
EXTRUSIONS DIVISION, INC.
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

Common Stock, Without Nominal or Par Value
(Title of Class of Securities)

056543101
(CUSIP Number of Class of Securities)

Gordon R. Lewis
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2489
(616) 752-2752
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of the Filing Person)

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	AMOUNT OF FILING FEE: None

*Set forth the amount on which the filing fee is calculated and state how it was determined.

          Not required in connection with this filing which contains solely preliminary communications made before the commencement of a tender offer.

          [  ]          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________	Filing Party: _______________
Form or Registration No.: _______________	Date Filed: _______________

          [X]          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]          Third-party tender offer subject to Rule 14d-1.

          [   ]          Issuer tender offer subject to Rule 13c-4.

          [   ]          Going-private transaction subject to Rule 13e-3.

          [X]          Amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

CUSIP No. 056543101	13D

(1)	Name of Reporting Person:	Bomarko, Inc.

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
	2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Delaware

Number of Shares	(7)	Sole Voting Power:	276,664
Beneficially Owned	(8)	Shared Voting Power:
By Reporting Person	(9)	Sole Dispositive Power:	276,664
With	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 276,664

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 14.0%*

(14)	Type of Reporting Person: CO

*Based on 1,978,347 shares outstanding as of March 31, 2000, as reported in the most recent Form 10-Q of Badger Paper Mills, Inc.

CUSIP No. 056543101	13D

(1)	Name of Reporting Person:	Extrusions Division, Inc.

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
	2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	200
Beneficially Owned	(8)	Shared Voting Power:
By Reporting Person	(9)	Sole Dispositive Power:	200
With	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 200

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 0.0%*

(14)	Type of Reporting Person: CO

*Based on 1,978,347 shares outstanding as of March 31, 2000, as reported in the most recent Form 10-Q of Badger Paper Mills, Inc.

CUSIP No. 056543101	13D

(1)	Name of Reporting Person:	James D. Azzar

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
	2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States

Number of Shares	(7)	Sole Voting Power:	276,864*
Beneficially Owned	(8)	Shared Voting Power:
By Reporting Person	(9)	Sole Dispositive Power:	276,864*
With	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 276,864*

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 14.0%**

(14)	Type of Reporting Person: IN

*Includes Shares beneficially owned by Bomarko and EDI

**Based on 1,978,347 shares outstanding as of March 31, 2000, as reported in the most recent Form 10-Q of Badger Paper Mills, Inc.

Bomarko, Inc.
c/o James D. Azzar
201 Cottage Grove, S.E.
Grand Rapids, Michigan 49507

August 11, 2000

The Board of Directors
Badger Paper Mills, Inc.
200 W. Front Street
P.O. Box 149
Peshtigo, Wisconsin 54157-0149

Gentlemen:

                    As you know, on May 9, 2000, I delivered to you a letter in which I advised you that Bomarko, Inc. was prepared to propose a tender offer or merger transaction in which Bomarko would purchase all of the outstanding shares of Badger Paper Mills, Inc. for $5 per share in cash, or alternatively, a tender offer or merger in which Bomarko would acquire 51% of Badger's outstanding shares at a price of $6 per share. Also, at Badger's shareholders meeting held on May 9, 2000, Steve Steketee, a director of Bomarko, announced to Badger's shareholders that Bomarko had delivered the letter described above.

                    I am sure you are aware that Article VIII of Badger's Bylaws provides in part that:

          If the corporation shall receive from any person or entity any written notice of an intention to acquire the corporation or all, or substantially all, of its assets, or to merge the corporation into such entity or a business organization associated with such person or entity, the Board of Directors promptly shall review and assess the social and economic effects of such intended acquisition or merger. The review and assessment shall include, but shall not be limited to, the effects on shareholders, the effects on employees, including their health and safety, and the effects on customers and suppliers of the corporation on the Peshtigo community and the environment. The review and assessment shall be completed within ninety days of receipt by the corporation of such written notice of intent to acquire or merge. A written report of such review and assessment shall be prepared and distributed promptly to the shareholders.

(Emphasis added.)

                    More than 90 days have passed since Bomarko delivered its letter to you and so far we have not received any response from you, or seen any report to shareholders concerning our proposed offer. I am sure that you recognize that our proposed offer represents a premium over recent trading prices for Badger's stock (as of August 9, 2000, it was trading at $3.75 a share) and I hope that you are taking the proposed offer, and your responsibilities under Badger's Bylaws, seriously.

                    Bomarko and its affiliates own approximately 14% of Badger's outstanding common stock. As such, we have a strong interest in seeing to it that the Board complies with its duties under Article VIII of Badger's Bylaws. Accordingly, this letter is to inform you that Bomarko and its affiliates are considering legal action to enforce the Board's duties under the Bylaws. Unless we receive reasonable assurances that you will complete your review of Bomarko's proposal and issue a report to shareholders on or before August 20, 2000, we intend to commence legal action.

Very Truly Yours, BOMARKO, INC. /s/ James D. Azzar James D. Azzar President

This letter is neither an offer to purchase nor a solicitation of an offer to sell shares of Badger Paper Mills, Inc. If and when an offer is commenced, Bomarko will file a tender offer statement with the U.S. Securities and Exchange Commission and Badger Paper Mills, Inc. will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitatio n/recommendation statement should be read carefully by Badger shareholders because they will contain important information. If and when an offer is made, the offer to purchase, the related letter of transmittal and certain other documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Badger at no expense to them. The tender offer and all other offer documents filed with the commission and the solicitation/recommendation statement would also be available at no charge at the Commission's website at www.sec.gov.